Exhibit 99.1

2 June 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING.

This Document does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) Ordinary Shares  in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Motif Bio plc
(“Motif Bio” or the “Company”)

Proposed Placing to raise approximately £19.4m (US$25m)

Motif Bio plc (LSE: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces its intention to raise approximately  £19.4 million (US$25 million), before expenses, by way of a conditional placing with new and existing investors to fund the further development of iclaprim, the Company’s novel antibiotic candidate.

Peel Hunt LLP (“Peel Hunt”) is acting as bookrunner and Northland Capital Partners Limited (“Northland”) is acting as co-lead manager in respect of the fundraising. Peel Hunt is acting as Nominated Adviser to the Company.

Highlights

•                  Placing — the Placing is being conducted via an accelerated bookbuild exercise, pursuant to which it is intended to raise approximately £19.4 million (US$25 million). The accelerated bookbuild will be launched immediately following this announcement and will be subject to the terms and conditions set out in the appendix

•                  Use of proceeds — the net proceeds of the Placing will be used as follows:

•                  to complete the REVIVE-2 study;

•                  to file an NDA and a MAA for iclaprim in ABSSSI; and

•                  for general corporate purposes.

•                  Notice of General Meeting — due to the size of the Placing, the Placing is conditional, inter alia, on the passing of certain resolutions by shareholders of the Company at a general meeting expected to be convened for 22 June 2017

•                  Admission - Admission is expected to occur at 8.00 a.m. on 23 June 2017 or such other date as the Company and Peel Hunt may agree (being not later than 8.00 a.m. on 7 July 2017)

Inside Information

This announcement contains inside information. The person responsible for arranging for the release of this announcement on behalf of the Company is Rob Dickey, CFO.

A copy of this announcement has been posted on the Company’s website at www.motifbio.com.

For further details please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Rob Dickey (Chief Financial Officer)

Peel Hunt LLP (NOMAD & BOOKRUNNER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson
Rory James-Duff

Northland Capital Partners Limited (CO-LEAD MANAGER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel

Notes to Editors:

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

1.                  THE PLACING

The Company is proposing to raise approximately £19.4 million (US$25 million) through the issue of new ordinary shares.

The Placing is being conducted through an accelerated bookbuild process (the “Bookbuild”) which will commence immediately following this announcement.  Peel Hunt has been appointed bookrunner and Northland has been appointed co-lead manager in respect of the Placing.

The timing of the closing of the Bookbuild, the final number of ordinary shares to be issued (the “Placing Shares”), the price per Placing Share (the “Placing Price”) and allocations are at the discretion of the Company, in consultation with the Bookrunner and Northland, and will be decided at the close of the Bookbuild.  Details of the outcome of the Bookbuild will be announced as soon as practicable after close of the Bookbuild.

The Placing is not underwritten. The Placing Shares are not being made available to the public and none of the Placing Shares are being offered or sold in any jurisdiction where it would be unlawful to do so.

The Placing is subject to the terms and conditions set out in the appendix (the “Appendix”) to this announcement (which forms part of this announcement, such announcement and the Appendix together being, this “Announcement”).

The Placing is conditional upon, inter alia:

•                      the passing of the necessary resolutions by shareholders at a general meeting to be convened; and

•                      the Placing Agreement entered into between the Company, Peel Hunt and Northland becoming unconditional in accordance with its terms and not having been terminated prior to Admission.

Application will be made for the Placing Shares to be admitted to trading on AIM (“Admission”) and dealings are expected to commence on or around 23 June 2017 or such later date as the Company and Peel Hunt shall agree. The Placing Shares will, following Admission, rank in full for all dividends and distributions declared, made or paid in respect of the issued Ordinary Share capital of the Company and otherwise rank pari passu in all other respects with the Existing Ordinary Shares.

2.                  EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Placing	7.00 a.m. on 2 June 2017
Commencement of the Bookbuild relating to the Placing	7.00 a.m. on 2 June 2017
Bookbuild relating to the Placing closes	c.1.00 p.m. on 2 June 2017
Result of Placing announced	c.3.00 p.m. on 2 June 2017
Circular and Notice of General Meeting posted to Shareholders (by first class post)	5 June 2017
Latest time and date for receipt of Form of Proxy	2.00 p.m. on 20 June 2017
General Meeting	2.00 p.m. on 22 June 2017
Admission and commencement of dealings in New Ordinary Shares	8.00 a.m. on 23 June 2017

Expected date for CREST stock accounts to be credited for Placing Shares in uncertificated form	23 June 2017
Expected date of despatch of definitive share certificates for Placing Shares Placing Shares to be held in certificated form	03 July 2017

3.                  INTRODUCTION

Motif Bio plc is a clinical stage biopharmaceutical company which specialises in developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multidrug resistant bacteria. The Company’s antibiotic product candidate, iclaprim, is being developed for the treatment of serious bacterial infections such as acute bacterial skin and skin structure infections (‘‘ABSSSI’’) and hospital acquired bacterial pneumonia (‘‘HABP’’), including those caused by resistant strains such as MRSA (methicillin-resistant Staphylococcus aureus) and MDRSP (multidrug resistant Streptococcus pneumoniae) that have become prevalent in patients in both the community and hospital settings.

The Company filed its US Annual Report on Form 20-F for the year ended 31 December 2016 with the US Securities and Exchange Commission on 1 May 2017 and published its annual report and accounts for the same period on 18 May 2017. Both documents provide an in-depth review of the progress made by the Company in 2016 and the 20-F document goes further to provide, among other things, significant detail on the background of the Company and iclaprim. The Company’s 20-F document and the annual report and accounts contain risk factors associated with an investment in the Company’s Ordinary Shares.

The Company has made significant progress towards its goal of completing the clinical development of iclaprim and bringing this novel antibiotic to market. On 18 April 2017, the Company announced positive topline data from its Phase III clinical trial, REVIVE-1. The Directors believe that the success of REVIVE-1 was a significant milestone for the Company and sets a positive outlook for REVIVE-2, the second of the two necessary pivotal clinical trials required to obtain approval for iclaprim as a new antibiotic product.

In November 2016, the Company completed its listing on NASDAQ and raised net proceeds of US$21.4 million via a US offering and European placing. At the time, the Company noted a shortfall of US$12 million that would be required to be raised through public or private financing and/or other partnering opportunities in order to complete the REVIVE-2 trial. As has been previously stated, the Company’s current cash resources are expected to be sufficient to enable the full enrolment of REVIVE-2 by the end of Q2:2017 and enable the Company to continue into early H2:2017. The cash resources are not, however, sufficient to complete REVIVE-2 and advance iclaprim towards planned submissions in H1:2018 for regulatory approvals. The Directors have been considering a range of options to bring additional funding into the Company and following the positive data from REVIVE-1, have attracted positive interest from new and existing institutional investors. The Company has a clear strategy to commercialise iclaprim in the US and seek commercialisation partners for other regions. The Directors believe that the value of iclaprim and the ability to negotiate with potential partners will be enhanced if new financing is secured.

4.                  USE OF PROCEEDS

The net proceeds of the Placing will be used as follows:

•                      to complete the REVIVE-2 study;

•                      to file an NDA and a MAA for iclaprim in ABSSSI; and

•                      for general corporate purposes.

5.                  INFORMATION ON THE COMPANY

Background

The Company’s antibiotic product candidate, iclaprim, is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called  “dihydrofolate reductase’’ (DHFR) which is essential in the process leading to the production of bacterial DNA and RNA that are required for bacteria to grow and divide. Stopping this pathway leads to bacterial cell death. The Directors believe this is an underutilised mechanism that works in a different way to other standard of care antibiotics such as penicillins, cephalosporins, tetracyclines, aminoglycosides, macrolides and quinolones. Clinical trials to date have indicated that iclaprim may be effective against Gram-positive bacteria that have developed resistance to other antibiotic mechanisms. To date, iclaprim has been administered to more than 1,000 patients and healthy volunteers in Phase I, II and III clinical trials and in contrast to vancomycin, a standard of care antibiotic used in hospitalised patients with ‘‘Gram-positive’’ infections, no statistically significant evidence of nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication) has been observed with iclaprim.

The Directors believe that iclaprim is a potential candidate for use as a first-line empiric monotherapy (the initial therapy administered prior to the identification of the pathogen) in severely ill patients who are hospitalised with ABSSSI caused by MRSA and have comorbidities, or also suffer from other health issues, such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalised with ABSSSI annually in the US (in 2015). This population is expected to grow due to the increasing prevalence of diabetes and aging of the population, as renal function declines with age and poorly controlled diabetes.

Based on Company analysis of data from industry sources, it is estimated that the cost of treating ABSSSI caused by MRSA with vancomycin in patients with renal impairment is approximately US$28,000 per patient (approximately 19% higher than the cost of treating ABSSSI caused by MRSA with vancomycin in patients without renal impairment, which has been estimated to be approximately US$23,600). However, because of an increase in MRSA infections that are resistant or not clinically responsive to treatment with vancomycin and the need for therapeutic monitoring and dose adjustment, due to nephrotoxicity, the Directors believe physicians and patients would benefit from more effective options with demonstrated safety profiles. This is supported by the Company’s commissioned market research, described further below (see paragraph headed ‘Commercialisation Strategy’).

In July 2015, the FDA designated the IV formulation of iclaprim as a Qualified Infectious Disease Product (‘‘QIDP’’) for ABSSSI and HABP, and in August 2015 the FDA granted iclaprim regulatory Fast Track designation. QIDP designation means iclaprim is eligible for Priority Review and, if approved, a five-year extension to the statutory market exclusivity period in the US, resulting in 10 years of market exclusivity from the date of approval. If approved by the European Medicines Agency (‘‘EMA’’), it is expected that iclaprim will qualify for eight years of data exclusivity and an additional two years of market exclusivity in the EU. If approved by the Pharmaceuticals and Medical Devices Agency

(‘‘PDMA’’) in Japan, it is expected that iclaprim would qualify for eight years of data exclusivity (which may be extended to ten years for orphan or paediatric indications).

In March 2016, the Company announced that patient enrolment had commenced in the first of two Phase III REVIVE (Randomized Evaluation intraVenous Iclaprim Vancomycin trEatment) clinical trials (called REVIVE-1 and REVIVE-2) in patients with ABSSSI. REVIVE-1 is a 598-patient double blinded, global, multicentre trial, in patients with ABSSSI that compares the safety and efficacy of an 80mg intravenous dose of iclaprim with 15mg/kg intravenous vancomycin. Treatments were administered every 12 hours for 5 to 14 days. REVIVE-2 uses an identical protocol to REVIVE-1 and differs only in the clinical trial sites selected to enrol patients.

Recent developments

On 18 April 2017, the Company published positive topline clinical data from REVIVE-1, indicating that iclaprim was effective, achieving the primary endpoint, and was well tolerated.

Iclaprim achieved the primary endpoint of non-inferiority (‘‘NI’’) (10% margin) compared to vancomycin at the early time point (‘‘ETP’’) 48 to 72 hours after the start of administration of the study drug in the intent-to-treat (‘‘ITT’’) patient population. Iclaprim also achieved NI (10% margin) at the test of cure (‘‘TOC’’) endpoint 7 to 14 days after study drug discontinuation in the ITT patient population.

Time point	Endpoint	Iclaprim N=298	Vancomycin N=300	% Difference (95% CI)
Early Time Point	Early Clinical Response	241 (80.9%)	243 (81.0%)	-0.13 (-6.42, 6.17)
Test Of Cure	Clinical cure	251 (84.2%)	261 (87.0%)	-2.77 (-8.39, 2.85)

In an analysis of a pre-specified secondary endpoint, 60.4% of patients receiving iclaprim demonstrated resolution or near resolution at end of therapy (‘‘EOT’’), compared to 58.3% of patients receiving vancomycin (treatment difference: 2.07%, 95% CI: -5.80% to 9.94%). In another pre-specified secondary endpoint analysis, using a modified clinical cure TOC endpoint defined by a 490% reduction in lesion size at TOC, no increase in lesion size since ETP and no requirement for additional antibiotics, clinical cure was seen in 68.5% of patients receiving iclaprim and 73.0% of patients receiving vancomycin (treatment difference: -4.54%, 95% CI: 11.83% to 2.74%).

Iclaprim was well tolerated in the study, with most adverse events categorised as mild.

	Iclaprim N=293	Vancomycin N=297
TEAEs (Treatment Emergent Adverse Events)	151 (51.5%)	128 (43.1%)
Study drug related TEAEs	57 (19.5%)	53 (17.8%)
TEAEs leading to discontinuation of study drug	8 (2.7%)	13 (4.4%)
TEAE related SAEs (Serious AEs)	8 (2.7%)	12 (4.0%)
Deaths	0 (0.0%)	1 (0.3%)

The Directors believe that REVIVE-2 is progressing well, with more than 80% of the total patients enrolled. The Directors expect full enrolment will be achieved around the end of Q2:2017, which is ahead of schedule, and that topline data will be published in H2:2017.

If successful, the Directors believe the data from the two REVIVE trials will satisfy the requirements to submit an NDA in the United States and an MAA in Europe for iclaprim for the treatment of patients with ABSSSI caused by Gram-positive bacteria. The Company anticipates being in a position to submit the data for an NDA and MAA in H1:2018.

Hospital Acquired Bacterial Pneumonia (HABP).

In addition to ABSSSI, the Directors believe that iclaprim may be an important option for patients with other types of infections in hospitals, such as HABP, which also includes ventilator-associated bacterial pneumonia (‘‘VABP’’). In the US, an estimated 1.4 million patients are diagnosed with HABP each year with a mortality rate that can vary between 20% and 50%. Selection of the correct antibiotic(s) at the start of treatment is critical.

The Directors believe this indication could further expand iclaprim’s addressable market to include another serious unmet medical need and therefore potentially become a significant value driver for the Company. The Directors believe that iclaprim is well suited for use as a first-line empiric therapy for patients with HABP, including patients with VABP, caused by Gram-positive bacteria, based on data from a Phase II clinical trial, which support the efficacy of iclaprim in this patient population. Additionally, in a Phase I healthy volunteer trial, concentrations of iclaprim at the site of infection in the lungs (pneumonia is inflammation of lung tissue) were considerably higher than concentrations in plasma. The Directors are of the view that the Company has completed the necessary studies and other analyses to commence its INSPIRE (iclaprim for NoSocomial PneumonIa gRam- positive pathogEns) Phase III trial in patients with HABP, including patients with VABP. The trial is expected to take approximately three years with a planned interim analysis and is expected to cost approximately US$40 million to complete and file an NDA and MAA for regulatory approvals in the US and Europe, respectively. Commencement of this study remains subject to additional financing being secured. The Directors continue to evaluate potential sources of funding, which also include non-dilutive funding and, for example, upfront payments from the out-licensing of certain rights to iclaprim.

Strategy

The Company’s goal is to help physicians to treat hospitalised patients with serious and life threatening infections by building a leading, commercially-oriented biopharmaceutical company dedicated to the development and commercialisation of novel antibiotics, designed to be effective against multi-drug resistant bacteria. The Company is pursuing the following strategies:

•                      Focus on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria. The Company is developing antibiotic treatments designed to be effective against the serious life-threatening infections in hospitalised patients such as ABSSSI and HABP, including VABP, caused by Gram-positive pathogens, including resistant strains such as MRSA. These infections, which have become increasingly prevalent in hospitalised patients and more recently in healthy people in the general community (who then require hospitalisation), have a high unmet need for innovative treatment options.

•                      Rapidly advance lead product candidate, iclaprim, through Phase III clinical trials. The two REVIVE Phase III clinical trials are designed to obtain marketing approval for an IV formulation of iclaprim for the treatment of ABSSSI. Positive topline data from REVIVE-1 were announced on 18 April 2017 and data readout from REVIVE-2 is expected in H2:2017. Subject to additional funding, the Company plans to evaluate iclaprim in its INSPIRE Phase III clinical trial of iclaprim in HABP, including VABP, patients.

•                      Commercialise iclaprim in the United States. If approved, the Company intends to commercialise iclaprim in the US and identify proven commercialisation partners in other key global markets. The Directors believe that the Company’s ability to execute this strategy is enhanced by the focus on the hospital setting and the significant prior commercial experience of key members of the management team and the Directors, who were involved in the launch and/or commercialisation of several blockbuster (annual revenues of at least US$1 billion) pharmaceutical products prior to joining the Company. Further details of the Company’s commercialisation strategy are described below.

•                      Expand indications of product candidates within the Company’s franchise. The Company intends to leverage opportunities to develop product candidates internally for additional indications, including a potential oral DHFRi. The Directors believe that this approach will enable the Company to maximise its commercial potential by utilising existing resources and expertise and adding valuable intellectual property to the Company’s portfolio.

•                      Expand portfolio through acquisition and disciplined in-licensing. The Company plans to source new product candidates through acquisition or in-licensing. The management team intends to mitigate the potential risks of this strategy by adhering to disciplined criteria of focusing on in-licensing or acquisition of products that are already commercially available or that have clinical data that the management team believes suggest a high probability of success for development progression and an attractive potential return on investment.

Commercialisation Strategy

If approved, the Company intends to commercialise iclaprim in the United States and identify proven commercialisation partners in other key global markets, including Japan and countries in the EU. In preparing for commercialisation the Company completed a program of research and analysis to understand the nature and size of hospitalised patients with Gram-positive infections, with an initial focus on the potential clinical needs of the hospitalised ABSSSI patient in the US. The research found that clinicians project that iclaprim, if approved, could potentially displace standard of care IV Gram-positive antibiotic therapies, such as vancomycin, in empiric treatment of MRSA-suspected ABSSSI patients with renal impairment.

The Directors believe that the Company can efficiently target the approximately 1,500 hospitals and integrated delivery networks (‘‘IDNs’’) in the US that are responsible for an estimated 75% of the market opportunity for IV antibiotics to treat serious Gram-positive infections. A team of Medical Science Liaisons (‘‘MSLs’’), Key Account Managers and Directors and Professional Hospital Sales Representatives will concentrate on these 1,500 hospitals and IDNs. The Directors believe this can be accomplished by building a sales and marketing team or by partnering, for example, with one of the well-established Contract Sales Organisations that specialise in commercialising hospital products. The Company expects to begin in 2018 with a small team (c.10) of MSLs who will engage with the medical, payer, microbiology and scientific community about the numerous scientific publications and presentations on iclaprim. Key Account Managers and Directors, along with Professional Hospital Sales Representatives would be hired and trained thereafter. The Key Account Team, along with the MSL team, will engage with Pharmacy and Therapeutics Committee members of hospitals and IDNs and will present the iclaprim value proposition to support formulary approval and positioning, assuming iclaprim is approved. The Key Account Team will be responsible for negotiating contracts with drug distributors and Group Purchasing Organisations.

The Directors believe that the Phase III HABP trial, which requires additional funding to commence and complete, will, if successful, provide valuable data for hospital infectious disease physicians treating these patients. Successful hospital antibiotics such as daptomycin and linezolid have each reached peak year revenues of more than US$1 billion. In each case these antibiotics were studied in several indications, and this is a good roadmap for the Company as it continues to develop iclaprim. The Company is planning several programmes to differentiate iclaprim further and to demonstrate the potential benefits to patients, physicians and payers. The Company is seeking input from experts who understand how hospitals judge new products, including their expectations on data that will be required to enable rapid formulary access. On 10 May 2017, the Company announced it had strengthened its Scientific Advisory Board and expects to submit numerous articles on iclaprim for publication in peer-reviewed scientific journals and abstracts for presentation at key scientific conferences, further expanding the understanding of iclaprim in the medical community.

The Company has continued to create and develop relationships with potential partners and appointed The Fulford Group to identify potential commercialisation partners for iclaprim in markets outside the US, with a focus on certain countries in the EU as well as Japan, which are some of the most valuable markets.

6.                  CURRENT PROSPECTS AND OUTLOOK

The Company filed its US Annual Report on Form 20-F for the year ended 31 December 2016 with the US Securities and Exchange Commission on 1 May 2017 and published its annual report and accounts for the same period on 18 May 2017. Both documents provide an in depth review of the progress made by the Company in 2016 and the 20-F document goes further to provide, among other things, significant detail on the background of the Company and iclaprim.

The Group’s largest expenditure continues to be costs associated with the clinical development of iclaprim for ABSSSI in its REVIVE clinical trials, and hence, Covance, its outsourced clinical research partner. The Company’s general and administrative costs primarily comprise outside consultancy fees, including those of Amphion.

The Directors believe that the Company’s prospects remain positive and confirm that since the Company’s Final Results for the year ended 31 December 2016, which were announced on 1 May 2017 and, via RNS, on 2 May 2017, the Company has continued to progress in line with expectations.

7.                  RELATED PARTY TRANSACTION

The proposed participation in the Placing by Invesco Asset Management Limited (“IAML”) is expected to constitute a related party transaction under the AIM Rules for Companies by virtue of IAML being a substantial shareholder in the Company. Further details of any participation by IAML in the Placing will be set out in the announcement to be made on the closing of the bookbuild exercise, which is expected to be made later today.

8.                  DISCLAIMERS

This document (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction where such an offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or with any securities regulatory authority of any state or jurisdiction of the United States and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States or to U.S. persons unless the securities are registered under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws and regulations of any state or jurisdiction of the United States. The securities referred to herein are being offered and sold (i) outside the U.S. to non-U.S. persons in offshore transactions within the meaning of, and in accordance with, Regulation S under the Securities Act and (ii) in the U.S., pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

None of the New Ordinary Shares, this document or any other document connected with the Placing have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the Placing Shares or the accuracy or adequacy of this document or any other document connected with the Placing. Any representation to the contrary is a criminal offence.

The Placing Shares have not been and will not be registered under the securities laws and regulations of any jurisdiction, in particular, Australia, Canada, Japan or the Republic of South Africa, and may not be offered, sold, resold, or delivered, directly or indirectly, within Australia, Canada, Japan or the Republic of South Africa, or in any jurisdiction where it is unlawful to do so, except pursuant to an applicable exemption.

APPENDIX: TERMS AND CONDITIONS OF THE PLACING

NOT FOR ONWARD RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR  THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT, INCLUDING THIS APPENDIX (TOGETHER, THIS “ANNOUNCEMENT”) DOES NOT CONSTITUTE AN OFFER OF THE PLACING SHARES TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN THE PLACING.

IMPORTANT INFORMATION ON THE PLACING FOR INVITED PLACEES ONLY

1.                                               Eligible participants

Persons who are invited to and who choose to participate in the Placing, by making (or on whose behalf there is made) an oral or written offer to subscribe for Placing Shares (the “Placees”), will be deemed to have read and understood this Announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (“EEA”) WHO ARE QUALIFIED INVESTORS AS DEFINED IN SECTION 86(7) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED, (“QUALIFIED INVESTORS”) BEING PERSONS FALLING WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE EU PROSPECTUS DIRECTIVE (WHICH MEANS DIRECTIVE 2003/71/EC (AS AMENDED BY DIRECTIVE 2010/73/EC)) AND INCLUDES ANY RELEVANT IMPLEMENTING DIRECTIVE MEASURE IN ANY MEMBER STATE (THE “PROSPECTUS DIRECTIVE”); (B) IN THE UNITED KINGDOM, QUALIFIED INVESTORS WHO ARE PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN THE DEFINITION OF INVESTMENT PROFESSIONALS IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”); OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC”) OF THE ORDER; AND (III) PERSONS TO WHOM THIS ANNOUNCEMENT AND THE PLACING MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

THE INFORMATION CONTAINED HEREIN IS NOT FOR ONWARD RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA. THIS ANNOUNCEMENT (AND THE INFORMATION CONTAINED HEREIN) DOES NOT CONTAIN OR CONSTITUTE AN OFFER OF SECURITIES FOR SALE, OR SOLICITATION OF AN OFFER TO PURCHASE SECURITIES, IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, RESOLD, OR DELIVERED, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR TO U.S. PERSONS UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS AND REGULATIONS OF ANY STATE OR JURISDICTION OF THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN ARE BEING OFFERED AND SOLD TO NON-U.S. PERSONS OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS WITHIN THE MEANING OF, AND IN ACCORDANCE WITH, REGULATION S UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

NONE OF THE PLACING SHARES, THE FORM OF PROXY, THIS ANNOUNCEMENT OR ANY OTHER DOCUMENT CONNECTED WITH THE PLACING HAVE BEEN OR WILL BE APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY THE SECURITIES COMMISSIONS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES OR ANY SECURITIES COMMISSION PASSED COMMENT UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE PLACING SHARES, THE FORM OF PROXY OR THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER DOCUMENT CONNECTED WITH THE PLACING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE PLACING SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES LAWS AND REGULATIONS OF AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA, AND MAY NOT BE OFFERED, SOLD, RESOLD, OR DELIVERED, DIRECTLY OR INDIRECTLY, WITHIN AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA, OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION.

EACH PLACEE SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, BUSINESS AND RELATED ASPECTS OF AN INVESTMENT IN PLACING SHARES.

In particular, each such Placee represents, warrants, acknowledges and undertakes that:

1                                         it is a Relevant Person (as defined above);

2.                                      it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

3.                                      in the case of any Placing Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (a) the Placing Shares acquired by it in the Placing have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State of the EEA which has implemented the Prospectus Directive other than Qualified Investors or in circumstances in which the prior consent of Peel Hunt has been given to the offer or resale; or (b) where Placing Shares have been acquired by it on behalf of persons in any member state of the EEA other than Qualified Investors, the offer of those Placing Shares to it is not treated under the Prospectus Directive as having been made to such persons; and

4.                                      (a) it is acquiring the Placing Shares in an “offshore transaction” meeting the requirements of Regulation S under the Securities Act; or (b) it is a “qualified institutional buyer” (a “QIB”) (as defined in Rule 144A under the Securities Act) and it has duly executed an investor letter in a form provided to it and delivered the same to a Peel Hunt Person.

This Announcement does not constitute an offer, and may not be used in connection with an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in any jurisdiction in which such offer or solicitation is or may be unlawful. Persons into whose possession this Announcement may come are required by the Company to inform themselves about and to observe any restrictions on transfer of this Announcement. No public offer of securities of the Company is being made in the United Kingdom, the United States or elsewhere.

The relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with or registered by the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Placing Shares have not been, nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Australia, Canada, Japan or the Republic of South Africa. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction outside the United Kingdom.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or the Announcement of which it forms part should seek appropriate advice before taking any action.

All times and dates in this Appendix are references to times and dates in London (United Kingdom).

2.                                               Bookbuild

Peel Hunt LLP (“Peel Hunt”) and Northland Capital Partners Limited (“Northland”) (together the “Managers”) are commencing a share placing bookbuild process (the “Bookbuild”) for the purpose of assessing demand from institutional and other investors participate in the Placing. Peel Hunt is arranging the Placing as bookrunner, broker and agent of the Company; Northland is also acting as broker and agent of the Company.

The Bookbuild is expected to close at or before 1:00 p.m. today, 2 June 2017. It is intended that the Company, Peel Hunt and Northland will then establish a single price per Placing Share payable to Peel Hunt and Northland by all Placees whose bids are successful (the “Placing Price”) and the number of Placing Shares that are to be issued through the Placing.  If they do, the Company, Peel Hunt and Northland will release an announcement through the Regulatory News Service stating the Placing Price and the number of Placing Shares to be issued under the Placing.  If the Company, Peel Hunt and Northland do not reach agreement on the Placing Price or the number of Placing Shares, the Placing will not proceed.

The Company, in consultation with Peel Hunt and Northland, will determine the basis for allocating Placing Shares to bids submitted to Peel Hunt and Northland in the Bookbuild and may at its discretion (i) accept bids, either in whole or in part, (ii) accept bids that are received after the Bookbuild has closed, and/or (iii) scale down all or any bids on such basis as it considers appropriate.  Peel Hunt may carry out the Placing by any alternative method to the Bookbuild as it chooses. The Company may also, notwithstanding the above, but subject to the prior consent of Peel Hunt and Northland, allocate Placing Shares after the time of any initial allocation to any person submitting a bid after that time. The Company, Peel Hunt and Northland may, by agreement with each other, increase the amount to be raised through the Placing.  To the fullest extent permitted by law and the applicable rules of AIM, no Peel Hunt Person and no Northland Person shall have any liability to Placees (or to any other person (whether acting on behalf of a Placee or otherwise) whether or not a recipient of these terms and conditions) in respect of the Placing or in respect of its conduct in the Bookbuild or in any alternative method that they may adopt to carry out the Placing, as Peel Hunt, Northland and the Company may agree. Each Placee acknowledges and agrees that the Company is responsible for the allotment of the Placing Shares to the Placees and neither Peel Hunt nor Northland shall have any liability to the Placees for the failure of the Company to fulfil those obligations.

In this Appendix:

(a)                                          “Group” means the group comprising the Company and its subsidiary undertakings;

(b)                                          “Ordinary Shares” means ordinary shares with a nominal value of 1 pence each in the Company’s capital;

(c)                                           “Peel Hunt Person” means any person being (i) Peel Hunt, (ii) an undertaking which is a subsidiary undertaking of Peel Hunt, (iii) a parent undertaking of Peel Hunt or (other than Peel Hunt) a subsidiary undertaking of any such parent undertaking, or (iv) a director, officer, agent or employee of any such person;

(d)                                          “Northland Person” means any person being (i) Northland, (ii) an undertaking which is a subsidiary undertaking of Northland, (iii) a parent undertaking of Northland or (other than Northland) a subsidiary undertaking of any such parent undertaking, or (iv) a director, officer, agent or employee of any such person;

(e)                                           “Regulatory News Service” means the electronic information dissemination service operated by the London Stock Exchange’s Company Announcements Office, or any alternative “PIP service” (primary information provider service) which the Company has selected for the purposes of making regulatory announcements; and

(f)                                            “you” or “Placee” means any person who becomes committed through the Bookbuild to subscribe for Placing Shares.

3.                                               Participation and settlement

Participation in the Bookbuild is only available to persons who may lawfully be, and are, invited to participate in it by Peel Hunt and/or Northland.

Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by Peel Hunt and/or Northland. Peel Hunt and its respective affiliates and Northland and its respective affiliates are entitled to enter bids in the Bookbuild as principal.

If you are invited to participate in the Bookbuild and wish to do so, you should communicate your bid by telephone to your usual sales contact at Peel Hunt or Northland (as applicable).  Each bid should state the number of Placing Shares for which you wish to subscribe at either the Placing Price which is ultimately established by the Company and Peel Hunt and Northland or at prices up to a price limit specified in its bid..  If your bid is successful, in whole or in part, your allocation will be confirmed orally following the close of the Bookbuild.  Peel Hunt’s and Northland’s (as applicable) oral confirmation of your allocation will constitute a legally binding commitment on your part to subscribe for the number of Placing Shares allocated to you at the Placing Price on the terms and subject to the conditions set out or referred to in this Appendix and subject to the Company’s constitution.

A person who submits a bid in the Bookbuild will not be able, without the agreement of Peel Hunt (in respect of Placees procured by Peel Hunt) and Northland (in respect of Placees procured by Northland), to vary or revoke the bid before the close of the Bookbuild.  Such a person will not be able, after the close of the Bookbuild, to vary or revoke a submitted bid in any circumstances.

If you are allocated Placing Shares in the Bookbuild, you will be sent a written confirmation stating (i) the number of Placing Shares allocated to you, (ii) the aggregate amount you will be required to pay for those Placing Shares at the Placing Price, (iii) relevant settlement information, and (iv) settlement instructions.  A settlement instruction form will accompany each written confirmation and, on receipt, should be completed and returned by the date and time stated in it.  Settlement of transactions in the Placing Shares will take place within the CREST system, subject to certain exceptions, on a “delivery versus payment” (or “DVP”) basis.  Peel Hunt and Northland each reserve their right to require settlement for and/or delivery to any Placee of any Placing Shares by such other means as they may deem appropriate if delivery or settlement is not possible or practicable within the CREST system within the timetable set out in this Announcement.  If your Placing Shares are to be delivered to a custodian or settlement agent, you should ensure that the written confirmation is copied and delivered immediately to the appropriate person within that organisation.

Each Placee’s obligations to subscribe and pay for Placing Shares under the Placing will be owed to each of the Company, Peel Hunt and Northland.  No commissions will be paid to or by Placees in respect of their agreement to subscribe for any Placing Shares.

Placees’ commitments in respect of Placing Shares will be made solely on the basis of the information contained in this Announcement and subject to the terms and conditions herein.  No admission document for the purposes of the AIM Rules or prospectus or offering document is required to be published, or has been or will be published, in relation to the Placing or the Placing Shares. A shareholder circular containing details of the Placing and convening the general meeting to approve the resolutions required to effect the Placing will be sent to shareholders as soon as practicable following close of the Bookbuild. It is expected that the general meeting will be held on or around 22 June 2017.

The Company will instruct The Bank of New York Mellon as depositary of its Ordinary Shares not to accept any of the Ordinary Shares for deposit into the Company’s deposit facility and issue of respective American Depositary Shares for 40 days after the later of the commencement of the Placing and the closing of the Placing.

4.                                               Placing conditions

Under the terms of the Placing Agreement, Peel Hunt and Northland have severally agreed to use their reasonable endeavours as the Company’s agents to procure subscribers for Placing Shares at the Placing Price.

The Placing is conditional on (i) the passing of the resolutions at the general meeting to be held on or around  22 June 2017, (ii) the obligations of the Managers under the Placing Agreement not being terminated in accordance with its terms, (iii) Admission taking place not later than 8.00 a.m. on 23 June 2017, and (iv) the obligations of the Company under the Placing Agreement having become unconditional in all other respects by 23 June 2017 or such later time or date as Peel Hunt may agree with the Company (being not later than 8.00 a.m. on 7 July 2017 (“the Long Stop Date”)).  Peel Hunt reserves the right to waive or extend the time and/or date for the fulfilment of any of the conditions in the Placing Agreement to the Long Stop Date. If any condition to the Placing is not fulfilled or waived by Peel Hunt by the relevant time, the Placing will lapse and your rights and obligations in respect of the Placing will cease and terminate at such time.

The obligations of the Managers under the Placing Agreement may be terminated prior to Admission in certain circumstances including, among other things, a material breach of the Placing Agreement by the Company, in the event of a failure by the Company to comply in any material respect with any of its obligations under the Placing Agreement, in the case of certain force majeure events or in the event of a material adverse change in relation to the Group or the financial markets. The exercise of any right of termination under the Placing Agreement, any waiver of any condition or other provision in the Placing Agreement and any decision by Peel Hunt on whether or not to extend the time for satisfaction of any condition in, or grant any other indulgence under, the Placing Agreement are within the absolute discretion of Peel Hunt. Neither Peel Hunt nor Northland will have any liability to you or to anyone else in respect of any such termination, waiver, extension or grant of indulgence or any decision to exercise or not to exercise any such right of termination, waiver or extension.

During 40 days after the later of the commencement of the Placing and the closing of the Placing, the Placing Shares may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (other than Placing Shares sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act) and an offer or sale of the Placing Shares within the United States during this period by any dealer (whether or not participating in the Placing) may violate the registration requirements of the Securities Act, if such offer or sale is made otherwise than pursuant to an exemption from, on in a transaction not subject to, the registration requirements of the Securities Act. Terms used in this paragraph have the respective meanings given to them by Regulation S under the Securities Act.

5.                                               Placees’ warranties and undertakings

By communicating a bid to Peel Hunt or Northland under the Bookbuild you will irrevocably acknowledge and confirm and warrant and undertake to, and agree with, each of the Company, and Peel Hunt and Northland (in their capacity as placing agents), in each case as a fundamental term of your application for Placing Shares, of the Company’s obligation to allot and/or issue any Placing Shares to you or at your direction, that:

(a)                                          you agree to and accept all the terms set out in this Announcement;

(b)                                          your rights and obligations in respect of the Placing will terminate only in the circumstances referred to in this Announcement and will not be subject to rescission or termination by you in any circumstances;

(c)                                           this Announcement, which has been issued by the Company, is within the sole responsibility of the Company;

(d)                                          you have not been, and will not be, given any warranty or representation in relation to the Placing Shares or to the Company or to any other member of its Group in connection with the Placing, other than by the Company as included in this Announcement or to the effect that the Company is not now in breach of its obligations under the London Stock Exchange’s AIM Rules for Companies or other law and regulation applicable to it to disclose publicly in the correct manner all such information as is required to be so disclosed by the Company;

(e)                                           you have not relied on any representation or warranty in reaching your decision to subscribe for Placing Shares under the Placing, save as given or made by the Company as referred to in the previous paragraph;

(f)                                            you are not a client of either Peel Hunt or Northland in relation to the Placing and Peel Hunt and Northland (as applicable) are not acting for you in connection with the Placing and will not be responsible to you in respect of the Placing for providing protections afforded to their clients;

(g)                                           you have not been, and will not be, given any warranty or representation by any Peel Hunt Person or Northland Person in relation to any Placing Shares, the Company or any other member of its Group and no Peel Hunt Person or Northland Person will have any liability to you for any information contained in this Announcement or which has otherwise been published by the Company or for any decision by you to participate in the Placing based on any such information or on any other information provided to you;

(h)                                          you are making the commitment to subscribe for Placing Shares solely on the basis of publicly available information;

(i)                                              you will pay the full subscription sum at the Placing Price as and when required in respect of all Placing Shares finally allocated to you and will do all things necessary on your part to ensure that payment for such shares and their delivery to you or at your direction is completed in accordance with the standing CREST instructions (or, where applicable, standing certificated settlement instructions) that you have in place with Peel Hunt or Northland (as applicable) or put in place with Peel Hunt or Northland (as applicable) with its agreement;

(j)                                             you are permitted to subscribe for Placing Shares in accordance with the laws of all relevant jurisdictions which apply to you and you have complied, and will fully comply, with all such laws (including where applicable, the Anti-Terrorism, Crime and Security Act 2001, the Proceeds of Crime Act 2002 and the Money Laundering Regulations 2007) and have obtained all governmental and other consents (if any) which may be required for the purpose of, or as a consequence of, such subscription, and you will provide promptly to Peel Hunt and Northland (as applicable) such evidence, if any, as to the identity or location or legal status of any person which Peel Hunt or Northland (as applicable) may request from you (for the purpose of its complying with any such laws or ascertaining the nationality of any person or the jurisdiction(s) to which any person is subject or otherwise) in the form and manner requested by Peel Hunt or Northland (as applicable) on the basis that any failure by you to do so may result in the number of Placing Shares that are to be allotted and/or issued to you or at your direction pursuant to the Placing being reduced to such number, or to nil, as Peel Hunt or Northland (as applicable) may decide in their discretion;

(k)                                          you have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) with respect to anything done or to be done by you in relation to any Placing Shares in, from or otherwise involving the United Kingdom and you have not made or communicated or caused to be made or communicated, and you will not make or communicate or cause to be made or communicated, any “financial promotion” in relation to Placing Shares in contravention of section 21 of FSMA;

(l)                                              you are a Relevant Person, as defined above;

(m)                                      either:

(A)       you are acting as principal only in respect of the Placing or, if you are acting for any other person (i) you are duly authorised to do so, (ii) you are and will remain liable to the Company and/or Peel Hunt and/or Northland for the performance of all your obligations as a Placee in respect of the Placing (regardless of the fact that you are acting for another person), (iii) you are both an “authorised person” for the purposes of FSMA and a “Qualified Investor” as defined at Article 2(1)(e)(i) of the Prospectus Directive) and you are both acting as agent for such person, and (iv) such person is either (1) a Qualified Investor or (2) a person falling within either Article 19(5) or Article 49(2) of the Order and that he has engaged you to act as his agent on terms which enable you to make decisions concerning the Placing or any other offers of transferable securities on his behalf without reference to him; or

(B)       in the case of Invesco Asset Management Limited (or otherwise if expressly agreed to be applicable to you when communicating your bid to Peel Hunt or Northland) (i) you are acting at all times as agent for an on behalf of certain discretionary managed clients (the “Funds”) and you are duly authorised to do so, (ii) you are not liable as principal to the Company and/or Peel Hunt and/or Northland for the performance of the obligations of your Funds in respect of the Placing, (iii)

you are both an “authorised person” for the purposes of FSMA and a “Qualified Investor” as defined at Article 2(1)(e)(i) of the Prospectus Directive) and (iv) each Fund is either (1) a Qualified Investor or (2) a person falling within either Article 19(5) or Article 49(2) of the Order and that he has engaged you to act as his agent on terms which enable you to make decisions concerning the Placing or any other offers of transferable securities on his behalf without reference to him;

(n)                                          nothing has been done or will be done by you in relation to the Placing or to any Placing Shares that has resulted or will result in any person being required to publish a prospectus in relation to the Company or its ordinary shares in accordance with FSMA, the UK Prospectus Rules or the Prospectus Directive or in accordance with any other laws applicable in any part of the European Union or the European Economic Area;

(o)                                          you will not treat any Placing Shares in any manner that would contravene any legislation applicable in any territory or jurisdiction and no aspect of your participation in the Placing will contravene any legislation applicable in any territory or jurisdiction in any respect or cause the Company or Peel Hunt or Northland to contravene any such legislation in any respect;

(p)                                          you are not, and are not acting in relation to the Placing as nominee or agent for, a person who is or may be liable to stamp duty or stamp duty reserve tax in respect of any agreement to acquire (or any acquisition of) shares or other securities at a rate in excess of 0.5% (including, without limitation, under sections 67, 70, 93 or 96 of the Finance Act 1986 concerning depositary receipts and clearance services), and the allocation, allotment, issue and/or delivery to you, or any person specified by you for registration as holder, of Placing Shares will not give rise to a liability under any such section, (ii) the person whom you specify for registration as holder of Placing Shares will be the Placee or the Placee’s nominee, and (iii) neither Peel Hunt, Northland nor the Company will be responsible to you or anyone else for any liability to pay stamp duty or stamp duty reserve tax resulting from any breach of, or non-compliance, with this paragraph;

(q)                                          unless paragraph (m) (above) applies, you have neither received nor relied on any ‘inside information’ (for the purposes of the EU Market Abuse Regulation (2014/596/EU) (“MAR”) and section 56 of the Criminal Justice Act 1993) concerning the Company in accepting this invitation to participate in the Placing;

(r)                                             if you have received any ‘inside information’ (for the purposes of MAR and section 56 of the Criminal Justice Act 1993) in relation to the Company and its securities, you confirm that you have received such information within the market soundings regime provided for in article 11 of MAR and associated delegated regulations and you have not: (i) dealt (or attempted to deal) in the securities of the Company; (ii) encouraged, recommended or induced another person to deal in the securities of the Company; or (iii) unlawfully disclosed inside information to any person, prior to the information being made publicly available;

(s)                                            (in this paragraph “US person” and other applicable terms have the meanings that they have in Regulation S made under the US Securities Act of 1933, as amended) (i) none of the Placing Shares have been or will be registered under that Act or under the securities laws of any State of or other jurisdiction within the United States, (ii) subject to certain exceptions, no Placing Shares may be offered or sold, resold, or delivered, directly or indirectly, into or within the United States or to, or for the account or benefit of, any US person, (iii) you are (and any such account for which you are acting is) (unless otherwise expressly agreed with

Peel Hunt) either (a) a QIB, who will execute and return a representation letter to that effect to the Company and Peel Hunt prior to Admission; or (b) are not within the United States and are not a US person and will be acquiring Placing Shares in an “offshore transaction”, (iv) you have not offered, sold or delivered and will not offer sell or deliver any of the Placing Shares to US Persons or persons located within the United States, directly or indirectly, (v) neither you, your affiliates, nor any persons acting on your behalf, have engaged or will engage in any directed selling efforts with respect to the Placing Shares, (vi) you will not be subscribing Placing Shares with a view to resale in or into the United States, and (vii) you will not distribute this announcement or any offering material relating to Placing Shares, directly or indirectly, in or into the United States or to any persons resident in the United States;

(t)                                             (i) you are not and, if different, the intended beneficial owner of the Placing Shares allocated to you is not  and at the time the Placing Shares are acquired will not be, a resident of Australia, Canada, Japan or the Republic of South Africa, and (ii) the Placing Shares have not been and will not be registered under the securities legislation of Australia, Canada, Japan or the Republic of South Africa and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, in or into those jurisdictions;

(u)                                          time is of essence as regards your obligations under this Appendix;

(v)                                          this Appendix and any contract which may be entered into between (i) you and Peel Hunt and/or the Company pursuant to this Appendix or the Placing or (ii) you and Northland and/or the Company pursuant to this Appendix or the Placing, and all non-contractual obligations arising between you, the Company and Peel Hunt and/or Northland in respect of the Placing, will be governed by and construed in accordance with the laws of England, for which purpose you submit (for yourself and on behalf of any person on whose behalf you are acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute, or matter arising out of or relating to this Appendix or such contract, except that each of the Company, Peel Hunt and Northland will have the right to bring enforcement proceedings in respect of any judgment obtained against you in the English courts or in the courts of any other relevant jurisdiction;

(w)                                        each right or remedy of the Company, the Peel Hunt or Northland provided for in this Appendix is in addition to any other right or remedy which is available to such person and the exercise of any such right or remedy in whole or in part will not preclude the subsequent exercise of any such right or remedy;

(x)                                          any document that is to be sent to you in connection with the Placing will be sent at your risk and may be sent to you at any address provided by you to Peel Hunt and/or Northland (as applicable);

(y)                                          none of your rights or obligations in respect of the Placing is conditional on any other person agreeing to subscribe for any Placing Shares under the Placing and no failure by any other Placee to meet any of its obligations in respect of the Placing will affect any of your obligations in respect of the Placing;

(z)                                           that the exercise by Peel Hunt and/or Northland of any right of termination or any right of waiver exercisable by Peel Hunt or Northland contained in the Placing Agreement or the exercise of any discretion including (without limitation) the right not to enter into the Placing Agreement is within the absolute discretion of the Managers and the Managers will not have any liability to you whatsoever in connection with any decision to exercise or not exercise any such rights. You acknowledge that if (i) any of the conditions in the Placing Agreement are not satisfied (or, where relevant, waived); or (ii) the Placing Agreement is terminated; or (iii) the Placing Agreement does not otherwise become unconditional in all respects, the Placing will lapse and your rights and obligations in respect of the Placing will cease and terminate at such time and you will not make any claim in respect thereof;

(aa)                                   you have not engaged in any hedging activities relating to the Placing Shares in anticipation of the Placing; and

(bb)                                   during 40 days after the later of the commencement of the Placing and the closing of the Placing: (i) you will not engage in any hedging activities relating to the Placing Shares; and (ii) you will not deposit any Placing Shares into any depositary facility for the Company’s shares established or maintained by any depositary bank.

6.                                               Payment default

Your entitlement to receive any Placing Shares will be conditional on the receipt by Peel Hunt or Northland (as applicable) of payment in full for such shares by the relevant time to be stated in the written confirmation referred to above, or by such later time and date as Peel Hunt or Northland (as applicable) may decide, and otherwise in accordance with that confirmation’s terms. Peel Hunt or Northland (as applicable) may waive such condition, and will not be liable to you for any decision to waive or not to waive such condition.

If you fail to make such payment by the required time for any Placing Shares (1) the Company may release itself, and (if it decides to do so) will be released from, all obligations it may have to allot and/or issue any such Placing Shares to you or at your direction which are then unallotted and/or unissued, (2) the Company may exercise all rights of lien, forfeiture and set-off over and in respect of any such Placing Shares to the fullest extent permitted under its constitution or by law and to the extent that you then have any interest in or rights in respect of any such shares, (3) the Company, Peel Hunt or Northland may sell (and each of them is irrevocably authorised by you to do so) all or any of such shares on your behalf and then retain from the proceeds, for the account and benefit of the Company or, where applicable, Peel Hunt or Northland (i) any amount up to the total amount due to it as, or in respect of, subscription monies, or as interest on such monies, for any Placing Shares and (ii) any amount required to cover dealing costs and/or commissions necessarily or reasonably incurred by it in respect of such sale and (4) you will remain liable to the Company, to Peel Hunt and to Northland (as applicable) for the full amount of any losses and of any costs which it may suffer or incur as a result of (i) it not receiving payment in full for such Placing Shares by the required time, and/or (ii) the sale of any such Placing Shares to any other person at whatever price and on whatever terms are actually obtained for such sale by or for it.  Interest may be charged in respect of payments not received by Peel Hunt or Northland for value by the required time referred to above at the rate of two percentage points above the base rate of Barclays Bank plc. For the avoidance of doubt, nothing in these terms and conditions is intended to create any liability as principal for Invesco Asset Management Limited (or otherwise if paragraph 5(m)(B) applies to you), nor any joint and several liability between any Funds.  Any liabilities of a Fund incurred hereunder shall be limited to the property of that Fund and under no circumstances shall there be recourse to the assets of any other Fund(s) in respect of those liabilities.

7.                                               Overseas jurisdictions

The distribution of this Announcement and the offering and/or issue of shares pursuant to the Placing in certain jurisdictions is restricted by law.  Qualified Investors and other Relevant Persons (as defined above) who seek to participate in the Placing must inform themselves about and observe any such restrictions.  In particular, this Announcement does not constitute or form part of any offer or invitation, nor a solicitation of any offer or invitation, to subscribe for or acquire or sell or purchase or otherwise deal in ordinary shares in the United States, Australia, Canada, Japan or the Republic of South Africa or in any other jurisdiction in which, or in circumstances in which, any such offer, invitation or solicitation is or would be unlawful.  The Placing Shares have not been and will not be registered under the US Securities Act of 1933, as amended, or under the securities laws of any State or other jurisdiction within the United States, and, subject to certain exceptions, may not be offered or sold, resold or delivered, directly or indirectly, in or into the United States, or to, or for the account or benefit of, any US Persons (as defined in Regulation S under that Act).  No public offering of the Placing Shares is being or will be made in the United States.